UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about the form of distribution of remuneration to shareholders related to 3Q25

—

Rio de Janeiro, December 11, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact from November 6, 2025, informs that the distribution of remuneration to shareholders, approved on that date by the Board of Directors, in the amount of R$ 12.16 billion, equivalent to R$ 0.94320755 per common and preferred share outstanding, will be paid as follows, according to the decision of the Executive Board on December 10, 2025:

(i)	the first installment, in the amount of R$ 0.47160378 per common and preferred share outstanding, will be paid on February 20, 2026, entirely in the form of interest on equity.

(ii)	the second installment, in the amount of R$ 0.47160377 per common and preferred share outstanding, will be paid on March 20, 2026, of which R$ 0.17518233 in the form of interest on equity and R$ 0.29642144 in the form of dividends.

The other information remains unchanged, as per the Material Fact from November 6, 2025.

It's important to notice that the values of each installment will be duly updated by the variation of the Selic rate from December 31, 2025, until the date of each payment. Furthermore, on the amount paid in the form of interest on equity, income tax will be applied, according to current legislation. Finally, these payments will be included in the proposal for remuneration to shareholders to be approved at the 2026 Annual General Meeting for the 2025 fiscal year.

The Shareholder Remuneration Policy can be accessed on the IR company's website <Declared Earnings: Paid and To be Paid - Petrobras>.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer